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                                                                       EXHIBIT I

FOR IMMEDIATE RELEASE

                                                      Contact:
                                                      Mark J. Bonney
                                                      President & COO
                                                      Axsys Technologies, Inc.
                                                      (860) 257-0200
                                                      www.axsys.com
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AXSYS TECHNOLOGIES REVISES OUTLOOK FOR FISCAL 2001
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ROCKY HILL, CT - JULY 2, 2001 - Axsys Technologies, Inc. (Nasdaq: AXYS), a
global leader in the design, manufacture and distribution of precision components and systems for high-technology markets, announced today a revised outlook of sales and earnings for fiscal 2001. The Company also announced a major cost reduction program and the write-off of certain assets leading to a non-recurring earnings charge.

      Axsys revised its estimates of sales and earnings for the second quarter and now expects sales in the quarter of approximately $23.0 million and a net loss in the range of $750 thousand, or ($0.16) per share to $850 thousand, or ($.18) per share, excluding a non-recurring charge of approximately $5.8 million, or ($1.24) per share, after-tax. The expected revenue compares to $23.9 million in the comparable prior year quarter. The variance is principally due to weaker results within the Company's Distributed Products Group, which is expected to generate revenues in the second quarter that are approximately $1.7 million less than the second quarter of 2000. This group has seen a significant decline in orders in recent quarters and ships most orders within a short turnaround time.

      Beginning late in 2000, Axsys began to experience slowing order rates in most sectors. However, in the second quarter the Company experienced a more pronounced reduction in demand for most products. The Company's customers as well as leading industry analysts are now projecting the current downturn to continue through 2001 and perhaps well into 2002. Accordingly, Axsys now expects revenues for the full year between $92 and $96 million, with a net loss between $1.4 million, or ($0.30) per share, and $0.6 million, or ($0.13) per share, before the non-recurring charge.

      In response to the softness in orders and the expectation of weaker revenues, Axsys has instituted a major cost reduction program and the write-off of certain assets leading to a pretax charge to earnings of approximately $9.3 million, which will be recorded in the quarter ended June 30, 2001. The cash cost of these programs is expected to amount to approximately $1.3 million.

      The key components of the earnings charge are:

            o Costs to close and consolidate two facilities into two existing operations
            o Severance costs related to the facility closures and additional headcount reductions
            o     Loss contract reserves for two defense programs



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            o     Inventory reserves and disposals

      Axsys estimates that these programs will reduce expenses by approximately $2.3 million in the second half of 2001, with cost reductions reaching an annualized rate of approximately $4.8 million once fully implemented in the fourth quarter of 2001.

      Mr. Stephen W. Bershad, Chairman and Chief Executive Officer of Axsys, stated, "The current economic climate and the prospects for a slow recovery have affected current and forecasted demand in most of our key markets. We decided to take these difficult steps now to bring our cost structure in line with our revised revenue projections. After very careful consideration, we believe that these steps will strengthen our financial results and substantially improve the outlook for Axsys. It is essential to note that we will continue to fund and support our strategic growth initiatives, especially in the Automation Group."

      Axsys will close a small manufacturing facility in Manchester, Connecticut and consolidate its activities into the Imaging Systems unit in Rochester Hills, Michigan. This operation, formed to develop imaging engines for the Company's prepress customers, failed to achieve sufficient sales volume to support continued investment in this operation on a stand-alone basis. The Company will also close a small, satellite facility in Newbury Park, California, and consolidate it into the Integrated Systems Division facility in Santa Barbara.

      Axsys has reduced its workforce by approximately 59 people, or 9 %. Additionally, after reviewing all corporate services, the Company eliminated 6 corporate positions, or 30% of its staff, including three vice president positions.

      In this environment, the Company reviewed its backlog, inventory and other assets. The Company has removed approximately $3.1 million of orders from its backlog, reflecting its belief that there is sufficient risk that products covered by these orders may not be required by customers within the next twelve months.

      Axsys will record a charge of approximately $2.9 million to cover expected losses on two long-term defense contracts that were booked in 1999 and that will begin shipping in quantity this year. Based on an assessment of current overhead costs and absorption rates, the Company is recognizing the potential under-absorption of manufacturing overhead that will result during the life of these contracts. Based on advice from the customers, future revenues to be derived by these contracts are expected to be approximately $23.0 million for component parts that the Company is expected to supply over the next 10 years. As of June 30, 2001, the Company's backlog included approximately $0.5 million of releases against these contracts.

      The earnings charge also includes an increase in reserves for excess and potentially obsolete inventories of approximately $4.4 million. The majority of this inventory is more than two years old and, accordingly, has an increasing potential to become obsolete with the passage of time. The Company expects to dispose of approximately $5.5 million of inventory by the end of 2001 and to receive a refund of approximately $1.7 million of federal income taxes paid in previous years, after the filing of the fiscal 2001 tax return.

      Mr. Bershad commented, "Although our balance sheet remains strong with excess cash and no debt, these steps are designed to allow us to sustain our long-term financial health and to


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generate profits and positive cash flow at the current lower revenue levels.
Once fully implemented, we expect to be able to generate positive earnings at sales levels of approximately $24 million per quarter. We continue to make progress on a number of operational fronts and we believe we will be well positioned for a profitable future as demand recovers."

      Mark J. Bonney, President and Chief Operating Officer, commented, "In the longer-term, we have a positive view of our markets and the opportunities they present. Our strategy of moving from a components supplier to a systems supplier with a primary focus on fiber optics and semiconductor automation is well underway. As we announced recently, orders from these initiatives are beginning to flow and our product line is filling out nicely. In addition to customer specific automation systems, we are seeing significant interest in our newest standard products, the FAST 3, FAST 30 and FAST 300 family of laser welding tools and the FBG 200 fiber Bragg imaging system. Also, we are receiving orders for our previously announced FAST 6, FAST 60 and FAST 600 family of epoxy bonding tools. Our Aerospace and Defense businesses are beginning to focus on subassemblies while aggressively improving the performance of their component manufacturing operations. While market conditions are very difficult, we believe the steps we are taking will allow us to grow more profitably when the market environment improves. The actions we are taking are never easy but in these conditions they are necessary and prudent."

      Axsys' management invites you to listen to a conference call regarding this press release to be held on Tuesday July 3, 2001 at 9:00 a. m. (Eastern Daylight Saving Time). The domestic dial-in number is 888-882-0119 and the international dial-in number is 212-676-5271, and the access number is 19293807. A replay of the conference call will begin on Thursday, July 5, 2001 at 12:00 p.m. (Eastern Daylight Saving Time) and will be available until July 12, 2001 at 12:00 p.m. The replay can be accessed by dialing 800-633-8284, and 858-812-6440 if outside the United States, followed by the access number of 19293807.

Axsys Technologies, Inc. is a vertically integrated supplier of precision system solutions for high technology markets, including fiber optics, data storage and semiconductor, as well as providing aerospace guidance and electronic capital equipment. Axsys has created its precision systems capabilities by leveraging its success with unique component capabilities. For more information, contact Axsys Technologies, Inc. at www.axsys.com.
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      This news release contains certain forward-looking statements. These include: Axsys' estimates of future sales and net losses; our views as to the expected length of the current downturn in orders; our statements as to the steps we plan to take to restructure our operations, reduce costs, write-off assets, dispose of excess and potentially obsolete inventory and close facilities; our expectations as to the costs and expenses involved in our cost reduction program; our expectations as to the cash benefits, including tax benefits, we may generate; our views as to the operational benefits to be received from the steps we plan to take to restructure our operations; our plan to continue to fund our growth initiatives, including our Automation Group; and our views as to future demand for our products. Our business is subject to various risks and uncertainties. As a result, actual future results and developments may be materially different from those expressed or implied in any forward-looking statements. Disclosure regarding factors affecting Axsys' future results and developments is contained in our public filings with the Securities and Exchange Commission, including our Annual Report on Form 10-K for the fiscal year ended December 31, 2000.


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